Exhibit 99.5

Plaza Pablo Ruiz Picasso, 1
Torre Picasso
28020 Madrid
Espana

Tel.: +34 915 14 50 00
Fax: +34 915 14 51 80
+34 915 56 74 30
www.deloitte.es

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain (see Note 41). In the event of a discrepancy the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Altadis, S.A.:

1.                                       We have audited the consolidated financial statements of ALTADIS, S.A. and Dependent Companies, comprising the consolidated balance sheet as of December 31, 2005, and the related consolidated statement of income, the consolidated cash flow statement, the statement of changes in equity and notes to consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Parent Company’s Directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the documentation supporting the consolidated financial statements and evaluation of their presentation, of the accounting principles applied and of the estimates made.

2.                                       The consolidated financial statements for 2005 referred to above are the first that the Group has prepared in accordance with the International Accounting Standards adopted by the European Union (EU-IFRSs), which require, in general, that financial statements present comparative information. In this regard, for comparison purposes, the Parent Company’s Directors present, in addition to the consolidated figures for 2005 for each item in the consolidated balance sheet, statement of income, cash flow statement, statement of changes in equity and notes to the consolidated financial statements, the figures for 2004, which were obtained by applying the EU-IFRSs in force at 31 December 2005. Accordingly, the figures for 2004 differ from those contained in the approved consolidated financial statements for 2004, which were prepared in accordance with the accounting principles and standards in force in that year. The differences arising from the application of EU-IFRSs to the consolidated equity at 1 January and 31 December 2004, and to the Group’s consolidated statement of income for 2004 are detailed in Note 3 to the consolidated financial statements referred to above. Our opinion refers only to the consolidated financial statements for 2005. Our auditor’s report dated March 4, 2005, on the consolidated financial statements for 2004, prepared in accordance with the accounting principles and standards in force in that year, contained an unqualified opinion.

3.                                       In our opinion, the consolidated financial statements referred to above present, in all material respects, a true and fair view of the net worth and financial position of Altadis, S.A. and Dependent Companies as of December 31, 2005, and of the results of their operations, of the changes in equity and of the cash flow in the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with EU-IFRSs applied on a basis consistent with those applied in 2004 consolidated financial statements which were included for comparation purposes.

4.                                       The accompanying consolidated management report for 2005 contains the explanations which the Directors consider appropriate about the situation of the Group, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated management report is consistent with that contained in the consolidated financial statements for 2005. Our work as auditors was confined to checking the consolidated management report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the companies.

DELOITTE
Registered in ROAC under no. S0692

Juan José Roque

April 1, 2006